TETRA TECH, INC.
3475 East Foothill Boulevard
Pasadena, California  91107

CONFIDENTIAL TREATMENT REQUESTED
FOR CERTAIN SUPPLEMENTAL INFORMATION

October 30, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Attention:  Nili Shah, Accounting Branch Chief

Re:          Tetra Tech, Inc.
                File No. 0-19655

Dear Ms. Shah:

By letter dated September 14, 2006, you provided additional comments following your review of the July 2, 2006 Form 10-Q of Tetra Tech, Inc. (the “Company”) and the Company’s response letters dated August 4, 2006 and August 30, 2006.  This letter sets forth such additional comments in italics and the Company’s responses to those comments.

Form 10-K for the Fiscal Year Ended October 2, 2005

SEC Comment

1.             We note your response to comment 5 in our letter dated June 21, 2006 including the CODM report you have provided to us on a supplemental basis.  Specifically, you state that your CODM receives quarterly and monthly operating results at the business unit level.  As part of the CODM’s tasks, the CODM identifies and investigates variances and exceptions at the business unit level.  The CODM uses the flash reports, which contain revenue and operating income information at the business unit level, as a basis for a more focused discussion with the President and the COO.

In addition, you state that the CODM relies on his direct reports to manage your operations.  Specifically, the President and COO manage the day-to-day operations.  As such, it would appear that the President and COO are also part of the overall CODM function, as described in Paragraph 12 of SFAS 131.  It would also appear that the executive vice presidents of your current reportable segments are the segment managers, as contemplated by paragraph 14 of SFAS 131.

Based on the financial information contained in your CODM reports, three of your business units meet the quantitative threshold based on net revenues per paragraph 18 of SFAS 131.  These three operating segments represent 45% of your fiscal year 2005 net revenues.  As such, you need to identify additional operating segments as reportable segments to comply with paragraph 20 of SFAS 131.

Based on the above, it appears that your business units meet the definition of operating segments in accordance with paragraph 10 of SFAS 131.  With regards to the aggregation criteria set forth in paragraph 17 of SFAS 131, we note numerous differences in the net sales trends and the trends in gross profit margins and operating profit margins between each of the business units.  For example, the majority of business units in your Infrastructure reportable segment each have differing gross profit margin trends.  As such, please provide us with your analysis of paragraphs 17-21 of SFAS 131 for your operating segments in arriving at your revised reportable segments.  Please note that if you aggregate any business units that do not have apparent similar economic characteristics, please provide us with a detailed explanation as to why you believe the business units have similar long-term economic characteristics.  After you have completed this analysis, please amend your October 2, 2005 Form 10-K and all subsequent Forms 10-Q.

Response

1.             The Company acknowledges the various comments issued by the Staff concerning the Company’s segment reporting.  We believe that these comments, together with the Staff’s previous comment letters and the Company’s responses thereto, should be addressed in the aggregate so as to properly assess the Company’s position with respect to its historical segment reporting and disclosure.  However, in direct response to the Staff’s latest comments regarding the Company’s conclusion that it has three operating segments, the Company will address the Staff’s two key concerns in the body of this response letter:  (1) whether the information received by the Company’s chief operating decision maker (“CODM”) allows him to assess performance and allocate resources at the business unit level, and (2) the identity of the Company’s CODM.   For the Staff’s further reference, the Company is also providing in an appendix to this letter a comprehensive analysis of its segment reporting in relation to the guidance in paragraphs 10 through 16 of FASB No. 131 (“FAS 131”).

Operating Segments

As stated in its September 17, 2004 response letter to the Staff, the Company had three operating segments:  resource management, infrastructure and communications.  The Staff did not object to the Company’s conclusion that it had three operating segments, and the Company continues to believe it has those same three operating segments.

FAS 131, paragraph 10, defines an operating segment as “a component of an enterprise:

a.                                       That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transaction with other components of the same enterprise),

b.                                      Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.                                       For which discrete financial information is available.” (emphasis added)

The Company acknowledges that its three operating segments and its underlying business units meet the conditions set forth in paragraphs 10a and 10c.  However, the Company continues to believe that only the operating segments, as defined by the Company, meet the conditions set forth in paragraph 10b.  The Company’s CODM, its Chief Executive Officer (“CEO”), does not receive information at the business unit level that would allow the CODM to sufficiently assess performance or allocate resources at this level.  The CODM performs these functions at the level of the operating segments as defined by the Company.

In prior responses, the Company provided the Staff with copies of the quarterly and monthly reports presented to the Board of Directors.  The Company does not prepare a tailored report or reporting package specifically for the CODM, and the CODM receives only that information presented to the Board of Directors. The Company acknowledges that some of the quarterly and monthly reports contained limited disaggregated information with respect to business units, such as billed and unbilled receivables and reserves data and analyses of organic vs. acquired revenue growth.  The following table presents an analysis of each of the business unit metrics that are provided in the reports to the CODM.  This analysis represents the totality of the business unit information received by the CODM.

Report Name/Metric	Purpose / Use	CODM Analysis
Report: A/R Analysis Metric: NR — Net Revenue

The NR amounts by segment and business unit are included in this report to provide context to the accounts receivable balances and Days Sales Receivable (“DSR”) analysis performed at the segment level. The Audit Committee requested this information to better understand how the DSR calculation is derived at the detailed and summary levels.

The business unit information is not sufficient to be used by the CODM for assessing performance and allocating resources at the business unit level. Instead, the CODM manages the business through discussions with segment managers regarding significant projects, customers and contracts.

Report: A/R Analysis Metric: OI — Operating Income

The operating income (“OI”) amounts by segment and business unit are presented as a measure of relative size compared to the accounts receivable balances, reserves and DSR.

After consideration of this presentation, the Company does not believe that this information is meaningful to the DSR analysis and, as a result, it will no longer be presented to the Board or to the CODM.

The information is not sufficient to be used by the CODM for assessing performance and allocating resources since the basis for the activity by project, customer, contract type and geographic location is not provided.

The operating income information is not provided with any analysis or comparisons that would provide the CODM with information in assessing the performance at the business unit level.  The information is presented for a single period with no comparisons to prior periods.

Report: A/R Analysis Metric: Receivables, Reserves and DSR

Management monitors the Company’s outstanding billed and unbilled receivables, the adequacy of related reserves, and cash collection trends. The receivable data by business unit is used as a measure of relative size compared to the segment accounts receivable balances, reserves and DSR. The Audit Committee requested this information to better understand how the DSR calculation is derived at the detailed and summary levels.

The information provided is not sufficient to assess performance and allocate resources. This information is presented as a point in time analysis of the current balance sheet position for the Company’s most significant working capital account. While the management of receivables and collections has relevance to the management of the business unit, these measures provide little or no basis for determining the profitability or growth prospects of the unit, both of which are key to performance assessment and resource allocation. As a result, inclusion of this information at the business unit level does not indicate that the CODM is assessing performance and allocating resources at the business unit level.

Report: Revenue Analysis Metrics: Net Revenue Growth and Revenue Growth

The Company has grown through numerous acquisitions and through internal growth. Due to significant acquisition activity, the Company disclosed in its SEC filings the extent to which growth resulted from acquisitions vs. internal (organic) growth. Accordingly, the Company prepared this report to support its MD&A disclosure requirements. At the Board’s request, this information was based upon a detailed build-up by acquisition for those units that continued to be stand-alone for at least the first year subsequent to acquisition.

The information does not provide sufficient detail to allow the CODM to assess performance or allocate resources at the business unit level. The report served to assist in understanding acquisitive vs. organic growth for the MD&A discussions in the Company’s SEC filings at the operating segment level.

Report: Backlog

The Company is project/contract-oriented and backlog is a key metric. Since backlog is required in the Company’s SEC filings, the Board requested the detailed supporting information that comprises this disclosure.

The information does not provide sufficient detail to allow the CODM to assess performance or allocate resources at the business unit level. In order to properly assess the Company’s operations by using the backlog data at the business unit level, information regarding customers, projects, contract type and geographic location would be required.

Report: Monthly Flash Reports

The monthly gross revenue, net revenue, and operating income amounts by segment and business unit are used to measure relative activity levels. The report summarizes preliminary operating results at the Company level, and by operating segment and business unit. It contains only preliminary financial information since the Company performs contract reviews and the financial close on a quarterly basis.

Similar to the presentation of net revenue and operating income discussed above, this information is not provided with any analysis or context that would make assessment meaningful. The information is simply presented at a point in time and for only one period (a single month), with no comparison to prior periods. As a result, this information is not provided in sufficient detail or in a manner that would facilitate the CODM’s analysis of the business unit’s performance. In addition, the Company performs a hard-close only at the end of a quarter. The monthly close does not account for all cut-off issues.

The reports described above present information on only a part of the Company’s business and operations, and do not provide the CODM with sufficient information to make significant business decisions about resource allocation or assess performance at any level below the Company’s defined operating segment level.  If the CODM were to appropriately assess performance and allocate the Company’s resources at the business unit level, a much more voluminous amount of detailed information would have been required and acted upon by the CODM.  For example, the monthly flash report, which is distributed to all senior corporate staff, does not contain any comparative operating performance information to the corresponding prior period historical data.  Such information is necessary in order to appropriately assess the performance of the business unit and is routinely provided to the segment managers but not to the CODM.

The CODM does not receive and review the following reports that are used by business unit leaders and segment managers to assess performance and allocate resources at the business unit level, nor is the information in these reports communicated to the CODM by other means.  These reports contain the information necessary to appropriately manage and assess performance at the business unit level and, as a result, contain significantly more detailed information than that provided in the reports the CODM regularly receives.

Operational Area	Type of Report
Projects / Operations	Contract Summary Report (CSR) Major Client Report Project Management Reports by Project and Task
New Business Development	Backlog Reports by Business Unit, Office, Project and Project Manager New Orders Reports by Business Unit, Office, Project and Project Manager
Overhead Costs	Controllable Overhead Reports Bid and Proposal Cost Reports
Financial Position

Profit and Loss Statement by Business Unit, Office, Project and Project Manager
Accounts Receivable Aging Reports by Business Unit, Office, Project and Project Manager
Days Sales Receivable (DSR) Reports by Business Unit, Office, Project and Project Manager
Capital Expenditure Budget and Actual by Business Unit and Office

Personnel	Headcount Reports by Office Utilization Reports by Business Unit, Office and Employee

In addition to the fact that the CODM does not receive sufficient financial information to assess performance at the business unit level, given the nature of the Company’s businesses, the Company does not believe that the disaggregated business unit information has significant relevance to either the CODM or to investors.  Instead, the CODM focuses his efforts at a higher level on major Company-wide strategic initiatives that will grow the overall business and maximize utilization of resources across the Company’s operating segments.  The key driver in the growth and profitability of the Company’s business is winning and performing engineering and consulting contract work.  The CODM and the segment managers manage the Company’s business by focusing on the status of segment-wide significant contracts and bid and proposal activities and the associated resource and support issues.  The CODM discusses with each segment manager the respective segment’s performance with this framework.  The CODM refers to this practice as focusing on the “three Ps”:  people, projects and proposals.  From the CODM’s perspective, assessing performance and allocating resource at the business unit level is unnecessary and would not represent the optimal use of his time and resources.  The business units often share resources and responsibilities in performing customer contract work. Assessing performance at the unit level would obscure the broader strategic view needed to assess the performance of the major lines of business and would unduly focus the CODM on tactical execution by each individual business unit.   Further, the Company is engaged in an initiative, its enterprise resource planning (“ERP”) system, which is effectively eliminating many of the business unit distinctions.  Through implementation of the ERP, the Company may merge and re-align many of its existing business units, thereby making business unit information less relevant.

In summary, the CODM’s key functions are limited to the following:

•                  Establishment of revenue and earnings targets for the annual operating plan (“AOP”) at the Company and operating segment levels;

•                  Assessment and revision of revenue and earnings targets at for the semi-annual plan (“SAP”) at the Company and operating segment levels;

•                  Review and approval of the AOP and SAP at the Company and operating segment levels;

•                  Evaluation of quarterly operating results at the Company and operating segment levels;

•                  Identification and investigation of significant variances and exceptions by comparing segment operating results to the AOP or SAP targets;

•                  Review of significant new proposals and initiatives that come to him for approval; and

•                  Recruitment and authorization of senior executive management and key executive marketing personnel at the Company level.

Identity of the CODM

As indicated above, the Company’s CODM is its CEO.  The CODM relies on the segment managers to manage the Company’s operations.  Dr. Hwang had been the Company’s CEO and CODM for over 17 years and possessed intimate knowledge of the Company’s business.  Historically, given Dr. Hwang’s experience, it was clear that he did not manage by consensus and did not share his decision-making authorities.  He was clearly the only individual whose function was to allocate resources and assess the performance of the segments of the enterprise.  His management style left no doubt that he was the only CODM.

Based on the Staff’s comments, the Company believes that it needs to clarify the roles and responsibilities of the two individuals who were named President and Chief Operating Officer (“COO”), respectively.  The following sets forth a timeline of events with respect to the management of Company commencing in the first quarter of fiscal 2005:

•                  On October 5, 2004, James M. Jaska resigned as the Company’s President.  Mr. Jaska had also served as the segment manager of the resource management segment, and the other two segment managers reported to him.  In response to Mr. Jaska’s resignation and for purposes of longer-term succession planning with the anticipated retirement of Dr. Hwang, on the same date the Board promoted Sam Box as President and Dan Batrack as COO.  Each individual’s prior experience was primarily at the business unit level in the resource management segment.  Following their promotion, and during the transition of their respective business unit responsibilities to other managers, Messrs. Box and Batrack collectively served as the resource management segment manager.  During this time, James Haney, Senior Vice President of Infrastructure, served as the manager of the infrastructure segment, and Michael Bush served as the manager of the communications segment.  Since the Board was aware of Dr. Hwang’s intention to retire at the end of fiscal year 2005, they commenced the search for Dr. Hwang’s replacement and interviewed both external and internal candidates.  This individual would assume Dr. Hwang’s responsibilities, including his role as the CODM.

•                  On January 6, 2005, Mr. Haney resigned.  Following discussions with the Board, Dr. Hwang reassigned Mr. Batrack to manage the infrastructure segment, with support from Mr. Box.  During fiscal 2005, Mr. Box continued to manage the resource management segment, and Mr. John Hayes was named to manage the communications segment.  In light of the challenges the Company experienced during fiscal 2005, Messrs. Box and Batrack were asked to dedicate their entire management efforts to resolving operational issues of their respective segments, and they did not have any Company-wide responsibilities.  As before, Company-wide decisions continued to reside with Dr. Hwang.  Despite their titles as President and COO, Messrs. Box and Batrack functioned solely as segment managers and did not have the authority or the standing with the Board of Directors to set corporate strategy, commit to financial performance goals for the Company, or allocate Company resources by segment.  As before their promotions, the CODM function was held solely by Dr. Hwang and was not shared with other executives.

•                  On November 14, 2005, Dr. Hwang retired as CEO.  Following an extensive selection process, the Board elected Mr. Batrack to serve as CEO and continue as COO.  He assumed Dr. Hwang’s responsibilities and, as a result, is now the Company’s CODM.  He receives the same reports that Dr. Hwang previously received.  Since a segment manager has not yet been named for the infrastructure segment, Mr. Batrack has retained segment manager responsibility for that segment and receives the applicable reports.  Mr. Box continues in the same role as before, as President and as manager of the resource management segment.  Mr. Hayes still functions as segment manager for communications.

                Summary

Based on its analysis of FAS 131, as set forth above and in the Appendix, the Company considers resource management, infrastructure and communications, to be its operating and reportable segments.  The Company has not undertaken an aggregation analysis pursuant to FAS 131 as it continues to believe that its business units are not operating segments.  The Company believes that to define each business unit as an operating segment would not be appropriate since it is not managed by business unit. The Company also believes that to do such would result in disjointed disclosures that would not be meaningful to the investors, as such disclosures would fail to present a comprehensive depiction of the Company’s business activities and trends in relation to the markets it serves (see further discussion in Appendix).  The Company believes its current segment reporting is appropriate and assists investors in assessing the Company’s financial performance and making informed judgments concerning each of the segments and the enterprise as a whole.  Accordingly, the Company believes that no amendments are necessary with respect to its 2005 Form 10-K and all subsequent Forms 10-Q.

SEC Comment

2.             Based on the above comment, please revise your goodwill impairment tests to assess goodwill impairment at the operating segment or level below for July 1, 2005 and April 4, 2005.  Please provide us with these revised impairment tests.  Please note that your estimate of discounted cash flows is to be performed at the component level.  In this regard, we note that not all of the business units were involved in the civil construction contract business.  Therefore, only those business units should have been tested for goodwill impairment.  Based on your prior response letters and disclosure in your most recent Form 10-Q, it appears that the April 4, 2005 impairment charge may be in error, as it is unclear to us how you met the requirement in paragraph 28 of SFAS 142 for testing goodwill at an interim date.  Specifically, we note the following:

•                  Your statements that there were no material adverse business factors that required forewarning disclosures as material uncertainties.

•                  Infrastructure as a whole had positive operating results in the quarters prior to the charge and subsequent periods, except for the fourth quarter of fiscal year 2004.

•                  Consistent statements in your periodic filings before and after the charge that the declines in segment profit margins were related to temporary issues.  Furthermore, in fiscal year 2006 these temporary issues began to diminish.

•                  The adverse operating results in the second quarter of fiscal year 2005 were due to catch-up accounting adjustments discovered after the SVP, Infrastructure resigned and the business leader of an under-performing business unit was terminated.

•                  Disclosures in your most recent Form 10-Q state the primary cause for the impairment is your decision to exit certain high risk civil construction contracts, the majority of which were in loss positions.  As such, it would appear that a positive impact to your estimate of future discounted cash flows should have occurred.  Finally, your decision to discontinue performing such contract did not result in a business unit with material goodwill to be discontinued or shut down.

•                  The analyst reports included in your CODM reports do not contain any discussion that would support such a large goodwill impairment charge.  Furthermore, there did not appear to be any material discussion of the contract losses recognized in the second quarter of fiscal year 2005, the decision to exit civil construction contracts, the impact the decision may have on future cash flows, or the goodwill impairment charge in your CODM reports.

Response

2.             The Company acknowledges the Staff’s concern that its SFAS 142 goodwill impairment analysis would have been flawed if the Company had not identified its operating segments properly.  However, based upon the analysis and support provided in response to comment number 1 above, the Company continues to believe that it has properly identified its operating (and reporting) segments in its 2005 Form 10-K and all subsequent Forms 10-Q.  Notwithstanding this belief, the Company, with the assistance of an independent third party expert, has performed additional analyses of its goodwill impairment as of April 4, 2005 and July 1, 2005, as requested by the Staff.  As specifically requested by the Staff, goodwill impairment analyses were performed at the business unit level, and only the goodwill for those units involved in the civil construction contracts business were tested for impairment.  The Company again notes that these analyses were performed only in response to the Staff’s request and are not reflective of the Company’s belief that it has three operating segments.

It should be noted that the Company acknowledged in its May 12, 2006 response letter that the Company’s components, as defined by SFAS 142, are its business units, which are one level below its operating segments.  According to paragraph 30 of SFAS 142, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if all of such components have similar economic characteristics.  The Company believes that it has appropriately assessed the relevant criteria as defined in SFAS 142, as well as the guidance in EITF Topic D-101, and aggregated the components into reporting units as indicated in its August 4, 2006 response letter.  As such, the Company concluded its SFAS 142 reporting units to be the same as its three operating (and reporting) segments under SFAS 131; that is, resource management, infrastructure and communications.

The results of the Company’s “pro forma” goodwill impairment analysis, as requested by the Staff, indicate that the aggregate goodwill impairment based on performing individual business unit impairment tests was approximately $107 million.  This happens to approximate the amount calculated in April 2005 when the Company recorded a $105 million impairment charge at the infrastructure segment level.

As requested by the Staff, the Company has provided a summary of the impairment tests at the business unit level.  The Company is requesting confidential treatment for this document pursuant to Rule 83 promulgated by the SEC (17 C.F.R. Section 200.83) (“Rule 83”).

In the Company’s response letters dated May 12, 2006 and August 4, 2006, the Company attempted to explain what information the Company knew and when it was known.  As soon as the Company made a decision that would impact its future business model (i.e. exiting part of the civil construction market) and identified other adverse factors that could affect the carrying amount of goodwill, the Company believes it had an obligation under generally accepted accounting principles (“GAAP”) to perform an interim goodwill impairment analysis pursuant to paragraph

28 of SFAS 142, rather than waiting until the Company’s annual impairment test took place at July 1, 2005.  In the Company’s view, it would not have applied GAAP properly had it not performed an interim goodwill impairment test immediately.  As mentioned in the Company’s response letter dated August 4, 2006, the infrastructure segment’s operating results for fiscal 2006 following the goodwill impairment charge have tracked closely with those projected in the April 4, 2005 goodwill impairment test.  The lower levels of revenue and profits (and related cash flows) the Company reported as compared to the levels projected in the forecasts used for the July 2004 goodwill impairment tests, before the significant changes in the Company’s business, would have likely resulted in goodwill impairment at some point in the future had performance not improved.  In the Company’s view, a goodwill impairment charge later than the second quarter would not have been in compliance with GAAP given the known change in estimated cash flows in March 2005.

The Company addresses the Staff’s additional bullet-point comments below.

•                  Your statements that there were not material adverse business factors that required forewarning disclosures as material uncertainties.

The Company did not note any material uncertainties that it believed warranted disclosure as a forewarning in reports prior to the second quarter of fiscal 2005.  At the time that information became available concerning the anticipated significant loss in the second quarter of fiscal 2005, the Company forewarned the investors in a press release dated March 29, 2005.  That press release described both the anticipated loss and the anticipated goodwill impairment in the infrastructure segment. The Company concluded it would not have been appropriate to wait until the earnings release in April 2005 to disclose this information. As stated in its May 12, 2006 response to the Staff’s comments:

•                  In early fiscal 2004, the Company experienced isolated operating issues in a few infrastructure businesses that caused revenue and financial results to decline from plan, primarily due to budgetary shortfalls experienced by state and local government customers.  However, overall, the segment was performing to expectations and was profitable, and management believed the lower results were due to temporary conditions.  In the second half of fiscal 2004, infrastructure continued to experience business challenges and the business climate further deteriorated.  However, overall, the segment was performing on plan and was profitable.  Based on the SAP, the Company completed its annual goodwill impairment test as of July 1, 2004 and determined that no impairment had occurred.

•                  Results for the first quarter of 2005 were consistent with the fiscal 2005 AOP.  Actual infrastructure segment revenue was within 1% of the AOP estimate.  However, there was a continued decrease in revenue related to civil infrastructure work.  Management believed the decline would be temporary, and would reverse in the second half of fiscal 2005.

•                  Late in the second quarter of 2005, partly in response to infrastructure management resignations, Mr. Batrack, with the support of Mr. Box, assumed a more intensive, direct management responsibility for the infrastructure segment.  They performed operating reviews and required an early completion of the 2005 SAP.  They were focused on the negative results reported by infrastructure late in the second quarter and concluded that more extreme actions were required to address the ongoing operational problems.  These actions included the Company’s strategic decision to exit from the fixed-price civil construction business.

•                  Management’s decision to exit the fixed-price civil construction business negatively impacted expected future cash flows as compared to those used in the Company’s annual goodwill impairment performed in July 2004.  As a result, the lower forecast cash flows had an adverse impact on the recoverability of the Company’s long-lived intangible assets, including goodwill.  The Company was therefore required to perform an interim goodwill analysis in accordance with GAAP.

Based on the foregoing, the Company continues to believe that its disclosures prior to the March 29, 2005 announcement included all known factors needed to provide relevant and material information to investors.  At the time of its prior filings, management did not believe that the negative results actually recognized in the second quarter of fiscal 2005 were likely, and they had no expectation of impairment.  As soon as such problems were identified, the Company disclosed them clearly in the Form 8-K filed on March 29, 2005 so that investors could recognize the associated risks upon review of the Company’s financial results.

•                  Infrastructure as a whole had positive operating results in the quarters prior to the charge and subsequent periods, except for the fourth quarter of fiscal year 2004.

The Company addressed this point in its August 4, 2006 letter in response to the Staff’s comments.  As discussed, the Company identified adverse factors late in the second quarter of fiscal 2005 and made a decision to effect a fundamental change in its future business model.  Notwithstanding the generally positive results of the segment, the Company believes it had an obligation in accordance with GAAP to perform an interim goodwill impairment test in connection with its decision to exit the fixed-price civil construction business, which would directly result in decreased cash flows used to support the carrying amount of goodwill.

•                  Consistent statements in your periodic filings before and after the charge that the declines in segment profit margins were related to temporary issues.  Furthermore, in fiscal year 2006 these temporary issues began to diminish.

Because the Company continued to complete performance on unfavorable contracts in its then-existing backlog and ceased any further new work under fixed-price civil construction contracts, operating results in the Company’s infrastructure segment, as a whole, improved following the second quarter of fiscal 2005 and have been much more stable as both permanent and temporary issues began to diminish.

•                  The adverse operating results in the second quarter of fiscal year 2005 was due to catch-up accounting adjustments discovered after the SVP, Infrastructure resigned and the business leader of an under-performing business unit was terminated.

The Company is unclear as to how the Staff developed the impression that there were catch-up accounting adjustments in the second quarter of fiscal 2005 due to management departures.  The Company acknowledges that a more extensive review of operations was performed in early 2005 with a change in management, but the changes that resulted from the review were focused on changes in operations. It should be noted that the Company’s accounting for the second quarter contract issues would have been required whether or not the SVP, Infrastructure and a single business leader resigned from the Company.  Further, because the Company recognizes its project revenue under SOP 81-1, quarterly project estimates require that the Company record contract adjustments for changes in estimates, including anticipated future contract losses.  Moreover, the Company’s impairment assessment uses forward-looking estimates, and any contract adjustments required to be recorded in the second quarter of fiscal 2005 would not impact that valuation.

•                  Disclosures in your most recent Form 10-Q state the primary cause for the impairment is your decision to exit certain high risk civil construction contracts, the majority of which were in loss positions.  As such, it would appear that a positive impact to your estimate of future discounted cash flows should have occurred.  Finally, your decision to discontinue performing such contracts did not result in a business unit with material goodwill to be discontinued or shut down.

The primary cause for the impairment was the Company’s decision to exit the high-risk civil construction business.  However, as the Company noted in its most recent Form 10-Q, the impairment was also caused by other factors that arose or were magnified in the second quarter of fiscal 2005, including adverse developments in the business environment, the loss of key personnel, and the unanticipated increase in competition.  Accordingly, there were several reasons for the change in the Company’s business that decreased expected future cash flows since the Company’s last impairment test in July 2004 which, in turn, created the need for the interim impairment test.

While it would have an immediate positive impact on operations, the Company determined that its exit from the fixed-price civil construction business would not have a positive impact over its prior July 2004 estimates of future discounted cash flows.  Rather, it would have the opposite effect as those estimates used in the July 2004 goodwill test had assumed significant profits and positive cash flows.  These projects had previously contributed positive cash flows, and significant positive cash flows were expected to continue and were assumed in the Company’s budgets and in its prior impairment assessments.  It was not until the second quarter of fiscal 2005 that the Company decided to change its business model and exit the high-risk civil construction business.  By eliminating these projects in its April 2005 impairment test, there was a significant negative impact on expected future cash flows as compared to the Company’s previous estimates in July 2004 and, as a result, the valuation of the reporting unit decreased.

Moreover, the Company did not anticipate any further loss contracts, other than those identified and already accounted for as of the second quarter of fiscal 2005 as it exited the business causing the losses. Therefore, there was no assumption that the infrastructure segment would generate losses in future periods.  These revised assumptions used in the Company’s April 3, 2005 goodwill impairment analysis have proven to be reasonable.  This is evidenced by the fact that the infrastructure segment’s revenue, net of subcontractor costs, projections for fiscal 2006 used in that goodwill impairment analysis were within 1% of the actual amount achieved in fiscal 2006 to date.  Overall, the updated future projections estimated profits at lower levels than had previously been predicted and utilized in prior SFAS No. 142 analyses.

•                  The analyst reports included in your CODM reports do not contain any discussion that would support such a large goodwill impairment charge.  Furthermore, there did not appear to be any material discussion of the contract losses recognized in the second quarter of fiscal year 2005, the decision to exit civil construction contracts, the impact the decision may have on future cash flows, or the goodwill impairment charge in your CODM reports.

The Company discussed the decisions to exit the civil construction business and perform an interim goodwill impairment analysis, together with the related charges, with its analysts on the Company’s investor conference calls and in telephone conversations with the investors.  The Company does not influence or control what the analysts include in their reports.

The Company’s decisions with respect to the civil construction business and interim goodwill impairment analysis were initially discussed at the highest level of management, including the CODM.  The decisions were then presented to, and reviewed and discussed by, the Company’s Audit Committee and Board of Directors on April 18, 2005. The Company did not prepare a special report for the Board or CODM that included a discussion in support of the large goodwill impairment charge.

Based on the above, the Company has satisfied the requirements of SFAS 142, paragraph 28, to perform an impairment test between annual periods as disclosed in the following paragraph that was included in the Company’s Form 10-Q for the fiscal quarter ended July 2, 2006:

“During the second quarter of fiscal year 2005, we made a strategic decision to change our business model and exit the fixed-price civil infrastructure construction business.  Prior to this quarter, we had actively pursued and conducted business in this area, and had not been contemplating such a change.  Due to several factors that arose or were magnified in this quarter, including adverse developments in the business environment, the loss of key personnel, the unanticipated increase in competition and the inability to execute efficiently on fixed-price civil infrastructure construction contracts, as more fully discussed below, we were not operating this business profitably.  Further, we came to the conclusion that we were unwilling to absorb the further operating losses or make additional investments when resources could be deployed in areas offering higher rates of return.  Under SFAS No. 142, we were required to assess the impact of this discrete event by performing an interim impairment test.  As a result of this test, we recorded a goodwill impairment charge of $105.0 million in the second quarter of fiscal 2005…”

SEC Comment

3.             In the comments above, we are requesting that you amend your Form 10-K for the fiscal year ended October 2, 2005 and your subsequent Forms 10-Q.  As such, please address the following items, as appropriate:

•                  If you conclude that your prior filing should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

•                  Please tell us when you will file your amended Form 10-K and Form 10-Q.  We remind you that when you file your amended Form 10-K and Forms 10-Q, you should appropriately address the following:

•                  An explanatory paragraph in the reissued audit opinion;

•                  Full compliance with SFAS 154, paragraphs 25 and 26;

•                  Fully update all affected portions of the document, including MD&A, selected financial data and quarterly financial data;

•                  Updated Item 9A disclosures should include the following:

—A discussion of the restatement and the facts and circumstances surrounding it;

—How the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures;

—Changes to internal control over financial reporting; and

—Anticipated changes to disclosure controls and procedures and/or internal control over financial reporting to prevent future misstatements of a similar nature.

Refer to Items 307 and 308(c) of Regulation K.

•                  Updated reports from management and your independent auditors regarding your internal controls over financial reporting.

•                  Updated certifications.

Response

3.             Based upon its responses to comments 1 and 2 above, the Company does not believe its Form 10-K for the fiscal year ended October 2, 2005 and its subsequent Forms 10-Q contain any material error.  As indicated above, the Company believes:

•                  In accordance with FAS 131, the Company has three operating segments:  resource management; infrastructure and communications.

•                  The Company presents three reportable segments pursuant to FAS 131, each of which complies with the quantitative thresholds of paragraph 18 of FAS 131.

•                  The Company’s individual business units are not operating segments because they do not meet all three criteria set forth in paragraph 10 of FAS 131.  These business units are components under FAS 142, but can be aggregated into reporting units for purposes of the FAS 142 analysis.

•                  Since the Company’s business units are not operating segments, no aggregation analysis is necessary pursuant to paragraph 17 of FAS 131.

•                  The Company was required to perform an interim goodwill analysis during the second quarter of fiscal 2005 pursuant to GAAP as a result of events and decisions that occurred in the second quarter.  To comply with GAAP, the Company could not wait until its annual goodwill impairment test in July 2005.

•                  Finally, the amount of the goodwill impairment charge was appropriate based on the assumptions used in the analysis, which have shown, with the benefit of hindsight, to be reasonable.

Form 10-Q for the Fiscal Quarter Ended July 2, 2006

5.  Stock Option Granting Practices, page 12

SEC Comment

4.             We note that you determined there was an error in your accounting for stock option grants during fiscal years 1998 through 2006.  As such, you recognized a stock-based compensation charge for continuing operations of $2.3 million, or 14% and 4.6% of income from operations for the three-months and nine-months ended July 2, 2006, respectively.  Net of tax, the charge is $1.4 million, or 27.4% and 9.2% of income from continuing operations for the three-months and nine-months ended July 2, 2006, respectively.  Please provide us with your SAB 99 analysis of the quantitative and qualitative factors regarding materiality for each period presented.  Your analysis should demonstrate that the error is immaterial for each fiscal quarter and year affected.  Finally, tell us what consideration you gave to the guidance set forth in paragraph 25 of SFAS 154 with regards to your financial statement presentation for this error.

Response

4.             Prior to the filing of its Form 10-Q for the fiscal quarter ended July 2, 2006, the Company and the Audit Committee commenced a voluntary review of its past stock option grants and practices with the assistance of outside legal counsel.  This review covered the timing and pricing of all stock option grants made under the Company’s stock option plans during fiscal years 1998 through 2006.  In connection with that review, the Company prepared a SAB 99 analysis and memorandum (the “SAB 99 Memo”).  In the SAB 99 Memo, the Company concluded that its errors in accounting for certain stock option grants were immaterial to each prior period presented.  In addition, the Company considered the guidance set forth in paragraph 29 of APB 28.

As requested by the Staff, the Company has provided a copy of the SAB 99 Memo.  The Company is requesting confidential treatment for this document pursuant to Rule 83.

13.  Commitments and Contingencies, page 16

SEC Comment

5.             We note your disclosure on page 17 that you have received a “30-day letter” from the IRS with regards to their audit of fiscal years 1997 through 2001.  Please tell us the following information:

•                  The IRS’ position in the 30-day letter;

•                  The quantitative and qualitative impacts the IRS position could have on your operating results, financial position and liquidity; and

•                  An explanation as to why you do not believe disclosure of this information is material to investors, considering that you did not provide such disclosures in your Form 10-Q.

Response

5.             The Company has consistently disclosed that it is under examination by the Internal Revenue Service (“IRS”) with respect to two principal issues, including disclosures in its 2005 Form 10-K and subsequent Forms 10-Q.  Accordingly, the Company has kept its investors continuously informed of the status of its IRS situation.  As noted in these SEC filings, the two issues raised by the IRS relate to (1) the Company’s research and experimentation credits (“R&E Credits”) and (2) the Company’s change in accounting method for income tax purposes for some of its businesses.  The IRS disagrees with the Company’s determination of qualified research and experimentation costs and with the Company’s application of the accrual method of revenue recognition on certain contracts.

In the third quarter of fiscal 2006, the Company received a 30-day letter from the IRS field agents.  The purpose of the 30-day letter was to advise the Company that the IRS field agents had concluded their assessment of the case and completed their report.  The Company was given 30 days to prepare and submit a written protest to the appeals division of the IRS with respect to the issues raised by the field examination team.

The IRS’ position in the 30-day letter was consistent with its position during the audit.  As a result, and given the Company’s understanding that the receipt of a 30-day letter was merely another step in the process of the IRS’ resolution of this matter, the Company did not believe disclosure beyond that presented in the Form 10-Q for the third quarter of fiscal 2006 was necessary.

More specifically, in its prior filings with the SEC, the Company has disclosed the quantitative and qualitative impacts the IRS positions could have on the Company’s operating results, financial position and liquidity.

With respect to the Company’s operating results and financial position:

•                  The amount of R&E Credits recognized by the Company for financial statement purposes already reflects the Company’s estimate of the amount that will be ultimately realizable.

•                  Concerning the change in accounting method, should the IRS’ position on revenue recognition be sustained on appeal, the Company would record an offsetting entry between long-term income tax receivable and long-term deferred tax liability.  The only potential impact on operating results would relate to interest due to/from the IRS on the tax amounts.  The Company believes it has already recognized the appropriate amounts related to this interest.

With respect to liquidity, if both the R&E Credit and change in accounting method matters are decided unfavorably, there would be no material impact on the Company’s liquidity.  The Company will add this disclosure in the MD&A to be included in its 2006 Form 10-K.

Based on the foregoing, the Company does not believe that resolution of the IRS issues will have a material impact on its operating results, financial position or liquidity in future periods.  Accordingly, the Company has concluded that it disclosed all information concerning these matters that is material to investors.

* * * *

In the event the Staff does not concur with the Company’s position as set forth herein, the Company concurs with the Staff’s suggestion that this matter be referred to the Corporation Finance Division’s Office of Chief Accountant for further consideration.  During your review, should you have any additional questions with respect to the Company’s responses, please contact David King, Executive Vice President and Chief Financial Officer, at (626) 470-2468; Steve Burdick, Vice President - Corporate Controller, at (626) 470-2463; or me at (626) 470-2469.  The Company would also be willing to meet with representatives of the Staff and the Division’s Office of Chief Accountant.

Very truly yours,
/s/ DAN L. BATRACK
Dan L. Batrack
Chief Executive Officer

DLB:dm

Attachment:  Appendix

cc:                                 Tracey Houser, Staff Accountant
Al Pavot, Staff Accountant
Sam W. Box
David W. King
Steven M. Burdick
Janis B. Salin
Paul Sung, PricewaterhouseCoopers LLP Engagement Partner
Cody Smith, PricewaterhouseCoopers LLP National Office Partner

APPENDIX

To the Company’s Response Letter Dated October 30, 2006

Under FASB No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“FAS 131”), generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.  Further, FAS 131 requires that the Company report information about the revenues derived from its groups of similar products and services.  However, the Company is not required to “report information that is not prepared for internal use if reporting it would be impracticable.”

The Company believes that its segment reporting is consistent with the provisions of FAS 131 after careful consideration of all relevant factors, including the Company’s organization and management structure and the manner in which the Company’s CODM manages the Company, assesses performance and allocates resources.  The following is an analysis of FAS 131, paragraphs 10 through 16.

FAS 131, paragraph 10.  As stated in the response letter, the Company believes that its individual business units are not operating segments because they do not meet all three criteria set forth in paragraph 10.

Paragraph 10a:

The Company acknowledges that it earns revenue from and incurs expense for each operating segment which comprises business units performing similar services within each segment, as further described below under FAS 131, paragraph 13.

Paragraph 10b:

As more fully set forth in the response letter, the Company’s CODM does not regularly review the operating results of individual business units for purposes of making decisions concerning resource allocation and assessing performance.  Instead, the CODM, the Company’s Chief Executive Officer, relies on his segment managers to manage the Company’s operations.  Messrs. Sam Box and Dan Batrack serve as the segment managers of resource management and infrastructure, respectively.  Mr. John Hayes serves as the communications segment manager.

As stated in the Company’s SEC filings, the Company provides consulting, engineering and technical services.  These services span the lifecycle of a contract, ranging typically from several days to several years.  Unlike a manufacturing business in which capital budgets drive production capacity and, in turn, key resource allocation decisions, the Company’s major investment decisions relate to the pursuit of significant new projects and the recruitment of personnel to execute these projects.  When a new contract is secured, resource allocation decisions are then made so that the services can be performed in an efficient and cost-effective manner.  These resource allocation decisions, involving human resources, facility locations and, in limited circumstances, contract-specific equipment, are made at the business unit and segment management levels.  The CODM reviews and approves proposed transactions only when contract commitments and related resource requirements are beyond the authority of segment management, as specified in the Company’s approval authority matrix, as part of the Company’s internal control procedures.  The CODM is not otherwise involved in approving contracts, human and facility resource allocation, equipment procurement or capital expenditures at the business unit level.

The Company’s corporate management activities include planning and budgeting, performance assessment and management, and marketing and business development.  The following provides the description of, and the CODM’s role in, each such activity:

Planning and Budgeting.  The Company’s annual operating plan (“AOP”) process begins at the enterprise level through the establishment of growth and earnings targets by the CODM.  After considering the markets served, the competitive position, the internal capabilities and shareholder expectations, these targets are then translated into specific metrics (operating margin, days sales outstanding, return on investment, revenue and backlog growth) for each operating segment.  During the planning process, the segment managers review and approve their respective segment and business unit budgets, and submit them to corporate headquarters for further review and approval by the Company’s Chief Financial Officer and Controller.  The CODM does not participate in these lower level reviews.  The final plan is summarized at the Company and operating segment levels and presented to the CODM for his approval.  The CODM does not review the business plan at the business unit level.  A similar but less detailed process occurs in the middle of each year for the semi-annual plan (“SAP”).

Performance Assessment and Management.  Operating results are reported to the CODM quarterly at the Company level and by operating segment.  The results include a set of financial reports and key operating metrics.  During the quarter, a monthly flash report is provided to the CODM and senior management, which summarizes the preliminary operating results at the Company level, and by operating segment and business unit.  The monthly flash reports contain only preliminary financial information since the Company performs its contract reviews and the financial close on a quarterly basis.  As a result of its many acquisitions and related legacy systems, the Company has not developed customized exception reports for the CODM.  The Company started implementing an Oracle enterprise resource planning (“ERP”) system in fiscal 2005, and expects to complete the implementation during fiscal 2008.  Once the implementation is complete, the Company will develop automated exception reporting specifically designed for the CODM.  Also, beginning in fiscal 2007, business units that have implemented the ERP are being consolidated and are thereby losing their historical identities as separate business units.  Pending the completion of the ERP implementation, the CODM uses the same general-purpose reports that have been provided to the Staff to identify exceptions and variances to the established segment metrics and targets.  These reports provide him with the basis for more focused discussions with the segment managers.  The CODM does not regularly interact with business unit and project managers.

Marketing and Business Development.   The Company’s business development activities consist of (1) local or regional initiatives that are generally supported entirely by a business unit or an operating segment, and (2) large or national efforts that involve the resources of multiple business units or span more than one operating segment.  Planning and resource allocation for the local and regional initiatives are managed at the business unit level by the business unit leader or the segment manager.  Large and national efforts require the participation of the Company’s corporate marketing department and the President.  The CODM’s involvement is generally limited to authorization to proceed for any contract beyond the approval limit of segment management as required by the Company’s internal control procedures.  The CODM may also determine which segment will lead the proposal and execution effort.  For example, the Company was awarded a $1.1 billion AFCEE 4P contract that required the participation and qualifications of multiple business units from the resource management and infrastructure segments.  The CODM decided that the resource management segment would sponsor and lead the proposal and execution effort.

In summary, the CODM did not assess performance and allocate resources at the business unit level.  The CODM performed these functions at the level of the operating segments as defined by the Company.

Paragraph 10c:

The Company acknowledges that it has discrete financial information available for each segment and for each business unit within the segment.

As a Paragraph 10 summary, the Company’s three operating segments and its business units meet the conditions set forth in paragraphs 10a and 10c.  However, only the operating segments, as defined by the Company, also meet the condition set forth in paragraph 10b.  Accordingly, the Company concludes that its segment reporting satisfies the criteria of FAS 131, paragraph 10.

FAS 131, paragraph 11, states:  “Not every part of an enterprise is necessarily an operating segment or part of an operating segment.  For example a corporate headquarters or certain functional departments may not earn revenues or may earn revenues that are only incidental to the activities of the enterprise and would not be operating segments.”  This paragraph is not germane to the issue at hand.

FAS 131, paragraph 12, states:  “The term chief operating decision maker identifies a function, not necessarily a manager with a specific title.  That function is to allocate resources to and assess the performance of the segments of an enterprise.  Often the chief operating decision maker of an enterprise is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the enterprise’s president, executive vices presidents, and others.”  In fiscal 2005, the Company promoted Sam Box and Dan Batrack as the President and the Chief Operating Officer (“COO”), respectively, for purposes of longer-term succession planning and managing the Company’s day-to-day operations.  In light of the challenges the Company experienced during fiscal 2005, Messrs. Box and Batrack were asked to dedicate their entire management efforts to resolving operational issues of their respective segments, and they did not have any Company-wide responsibilities. There was also a communications segment manager.  As before, Company-wide decisions continued to reside with Dr. Hwang, who had been the Company’s CEO and CODM for over 17 years and possessed intimate knowledge of the Company’s business.  He did not request or receive detailed business unit information as he managed the Company’s affairs at the segment level.  The President and COO, despite their titles, functioned as segment managers and did not have the authority or the standing with the Board of Directors to set corporate strategy, commit to financial performance goals for the Company, or allocate Company resources by segment.  Dr. Hwang did not manage by consensus and did not share his decision-making authorities.  The CODM function was not shared by a group of executives.  The Company therefore concluded that Dr. Hwang was the CODM.

FAS 131, paragraph 13, states:  “For many enterprises, the three characteristics of operating segments described in paragraph 10 clearly identify a single set of operating segments.  However, an enterprise may produce reports in which its business activities are presented in a variety of different ways.  If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.”  The following is a discussion concerning the application of paragraph 13 to the Company:

Nature of Business Activities.  As stated in the Company’s Form 10-K for fiscal 2005, due to increased competition, changing regulatory environments and rapid technological advancement, many government and commercial organizations face new and complex challenges.  These organizations turn to professional service firms such as the Company to assist them with addressing these challenges.  Each such organization presents its own unique set of issues and often uses professional service firms with industry-specific expertise, such as that possessed by the Company, to analyze its problems and develop and implement appropriate solutions. Each of the Company’s three operating segments, as described below, markets its services to address a unique set of challenges.  The Company’s management established these segments based upon the services provided, the different marketing strategies associated with these services and the specialized needs of their respective clients.  In the resource management segment, all business activities involved the performance of services relating to environmental and water resources.  In the infrastructure segment, all business activities involved the performance of services relating to water/wastewater, transportation and security/systems infrastructure, and outsourcing support.  In the communications segment, all business activities involved the performance of services relating to communications networks and utility construction.  The following is a more detailed discussion of the Company’s rationale for grouping its business units into operating segments.

Resource Management.  As stated in the 2005 Form 10-K, public concern over environmental issues, especially water quality and availability, has been a driving force behind numerous laws and regulations that are designed to prevent environmental degradation and mandate restorative measures.  Government and commercial organizations are focusing on resource management to comply with environmental laws and regulations, respond to public pressure and attain operating efficiencies.  Two areas particularly affected by these trends are those in which the Company specializes:  water management and waste management.  The Company’s resource management segment provides engineering and consulting services primarily addressing water quality and availability, environmental restoration, productive reuse of defense facilities and strategic environmental resource planning.  The Company’s business units in the resource management segment provide similar services, which include:

•                  Research and development to formulate solutions to complex problems and develop advanced computer simulation techniques for modeling problems, ranging in scale from microscopic to global;

•                  Applied science and technology  to assess a wide range of problems and develop practical and cost-effective solutions through the application of scientific methods, new technologies and data interpretations;

•                  Engineering design to provide services from concept development and initial planning and design through project completion; and

•                  Program management to provide experienced and specialized program managers and project teams to assist clients in managing large and complex projects through completion.

Infrastructure.  As stated in the 2005 Form 10-K, continued population growth and increased user expectations place significant strains on an overburdened infrastructure, thereby requiring additional development.  This development includes water and wastewater treatment plants, transportation, pipelines, and communication and power networks, as well as educational, recreational and correctional facilities.  In addition, as existing facilities age, they require upgrading or replacement.  Further, the trend toward outsourcing of services is causing public and private organizations that develop and maintain these facilities to evaluate their cost structures and establish more efficient alternatives.  After September 11, 2001, the need to protect civil infrastructure and provide additional security and communications-related infrastructure became significant.  The federal government has increasingly turned to professional service firms such as the Company to provide these services, particularly at seaports and airports.  These factors have increased the need for planning, engineering design, program management, construction management, and operations and maintenance services of the type that the Company provides.  The Company’s business units in the infrastructure segment provide engineering, systems integration, program management and construction management services for the development, upgrading, replacement and maintenance of civil, security and communications infrastructure.  Each business unit within the infrastructure segment provides similar services, which include:

•                  Engineering design to provide services from concept development and initial planning and design through project completion;

•                  Program management to provide experienced and specialized program managers and project teams to assist clients in managing large and complex projects through completion;

•                  Construction management to provide experienced and specialized construction managers to assist clients in minimizing the risk of cost overruns, delays and contractual conflicts; and

•                  Operations and maintenance to allow clients to outsource routine functions, permitting them to streamline contractor relationships and reduce operating costs.

Communications.  As stated in the 2005 Form 10-K, technological change and government deregulation have spurred sweeping changes in the communications infrastructure industry.

Various service providers are consolidating in order to offer their subscribers a comprehensive set of services and to maintain dominance in their markets.  As these trends continue, network service providers have turned to professional service firms such as the Company for advice and assistance in planning, deploying and maintaining their communications infrastructure.  The Company’s business units in the communications segment provide engineering, permitting, site acquisition and construction management services to state and local governments, telecommunications companies and cable operators.  Each business unit within the communications segment provides similar services, which include:

Engineering design to provide services from concept development and initial planning and design through project completion;

•                  Program management to provide experienced and specialized program managers and project teams to assist clients in managing large and complex projects through completion;

•                  Construction management to provide experienced and specialized construction managers to assist clients in minimizing the risk of cost overruns, delays and contractual conflicts; and

•                  Operations and maintenance to allow clients to outsource routine functions, permitting them to streamline contractor relationships and reduce operating costs.

In summary, the Company has logically grouped its business units based on the similar nature of services performed.  The Company believes that to define each business unit as an operating segment would result in disjointed disclosures that would not be meaningful to the investors, as such disclosures would fail to present a comprehensive depiction of the Company’s business activities and trends in relation to the markets it serves.

Existence of Segment Managers.  Each of the operating segments had its own manager.  The segment managers were Mr. Box in resource management, Mr. Batrack in infrastructure, and Mr. Hayes in communications.

Information Presented to the Board of Directors.  As stated in the response letter, the Company provided the Staff with copies of the quarterly and monthly reports presented to the Board of Directors.  The Company does not produce daily or weekly reports on a regular basis, and there are no other regularly issued reports.  The Company does not prepare a tailored report or reporting package specifically for the CODM.

In the response letter, the Company acknowledges that some of the reports contained limited disaggregated information with respect to business units.  However, that information is not used by the CODM, and the details are not sufficient to allow the CODM, to manage the Company at the business unit level as described fully above in the response letter.

FAS 131, paragraph 14, states:  “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.  The term segment manager identifies a function, not necessarily a manager with a specific title.  The chief operating decision maker also may be the segment manager for certain operating segments.

A single manager may be the segment manager for more than one operating segment.  If the characteristics in paragraph 10 apply to more than one set of components of an organization but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segment.”

During fiscal 2005, the three segment managers were Mr. Box for resource management, Mr. Batrack for infrastructure, and Mr. Hayes for communications.  Collectively, they managed each segment’s day-to-day operations.  This management structure further supports the Company’s position that there are three operating segments as (1) each segment is managed by a segment manager who has profit and loss responsibility and overall management responsibility for the segment; and (2) the segment managers report to the Company’s CODM, while business unit managers within the segments do not report directly to the CODM.

FAS 131, paragraph 15, does not apply to the Company since the Company does not have a matrix organization.

FAS 131, paragraph 16, states:  “An enterprise shall report separately information about each operating segment that (a) has been identified in accordance with paragraphs 10-15 or that results from aggregating two or more of those segments in accordance with paragraph 17 and (b) exceeds the quantitative thresholds in paragraph 18.”

The Company has considered and addressed the requirements of FAS 131, including the aggregation criteria of paragraph 17 and the quantitative thresholds of paragraph 18.  Since the Company has concluded that its business units are not operating segments, as explained above, the Company does not believe that paragraph 18 is applicable.  Instead, the Company believes that (1) it must first identify its operating segments, (2) determine whether any of those segments meet the aggregation criteria, and (3) disclose those segments that exceed the quantitative thresholds as reportable segments.  The diagram provided in Appendix B of FAS 131 supports this conclusion.  The Company has determined it has three operating segments.  Each of those three reportable segments complies with the quantitative thresholds of paragraph 18 and has been appropriately disclosed.